Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Registration No. 333-250183

Date: December 2, 2020

As previously disclosed, on October 30, 2020, notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) were filed by each of ConocoPhillips and Concho Resources Inc. (“Concho”) with the Federal Trade Commission and the Department of Justice with respect to the proposed merger between Concho and a subsidiary of ConocoPhillips (the “merger”). The waiting period with respect to the merger expired at 11:59 p.m. Eastern Time on November 30, 2020. Accordingly, the condition to the merger relating to the expiration or termination of any waiting period under the HSR Act has been satisfied. The merger remains subject to other customary conditions, including the requisite approvals by each of ConocoPhillips and Concho stockholders.

ConocoPhillips and Concho have each set (i) a record date of December 11, 2020 with respect to their respective stockholder meetings to be held in connection with the merger and (ii) a stockholder meeting date of 9:00 a.m. Central Time on January 15, 2021, which stockholder meeting will be held virtually via the Internet.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated financial position, business strategy, budgets, projected revenues, projected costs and plans, objectives of management for future operations, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and the timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, including pandemics (such as COVID-19) and epidemics and any related company or government policies or actions; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by OPEC and other producing countries and the resulting company or third-party actions in response to such changes; fluctuations in crude oil, bitumen, natural gas, LNG and NGLs prices, including a prolonged decline in these prices relative to historical or future expected levels; the impact of significant declines in prices for crude oil, bitumen, natural gas, LNG and NGLs, which may result in recognition of impairment charges on ConocoPhillips’ long-lived assets, leaseholds and nonconsolidated equity investments; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; reductions in reserves replacement rates, whether as a result of the significant declines in commodity prices or otherwise; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating E&P facilities; legislative and regulatory initiatives addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal; lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ crude oil, bitumen, natural gas, LNG and NGLs; the inability to timely obtain or maintain permits, including those necessary for construction, drilling and/or development, or the inability to make capital expenditures required to maintain compliance with any necessary permits or applicable laws or regulations; the failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future E&P and LNG development in a timely manner (if at all) or on budget; potential disruption or interruption of ConocoPhillips’ operations due to accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cyber attacks and information technology failures, constraints or disruptions; changes in international monetary conditions and foreign currency exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to crude oil, bitumen, natural gas, LNG, NGLs and any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; substantial investment in and development use of, competing or alternative energy sources, including as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under existing and future environmental regulations and litigation; significant operational or investment changes imposed by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce GHG emissions; liability resulting from litigation, including the potential for litigation related to the proposed transaction, or ConocoPhillips’ failure to comply with applicable laws and regulations; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG and NGLs pricing, regulation or taxation and other political, economic or diplomatic developments; volatility in the commodity futures markets; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to ConocoPhillips’ business; competition and consolidation in the oil and gas E&P industry; any limitations on ConocoPhillips’ access to capital or increase in ConocoPhillips’ cost of capital, including as a result of illiquidity or uncertainty in domestic or international financial markets; ConocoPhillips’ inability to execute, or delays in the completion of, any asset dispositions or acquisitions ConocoPhillips elects to pursue; potential failure to obtain, or delays in obtaining, any necessary regulatory approvals for pending or future asset dispositions or acquisitions, or that such approvals may require modification to the terms of the transactions or the operation of ConocoPhillips’ remaining business; potential disruption of ConocoPhillips’ operations as a result of pending or future asset dispositions or acquisitions, including the diversion of management time and attention; ConocoPhillips’ inability to deploy the net proceeds from any asset dispositions that are pending or that ConocoPhillips elects to undertake in the future in the manner and timeframe ConocoPhillips currently anticipates, if at all; ConocoPhillips’ inability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy as part of ConocoPhillips’ sale of certain assets in western Canada at prices ConocoPhillips deems acceptable, or at all; the operation and financing of ConocoPhillips’ joint ventures; the ability of ConocoPhillips’ customers and other contractual counterparties to satisfy their obligations to ConocoPhillips, including ConocoPhillips’ ability to collect payments when due from the government of Venezuela or PVDSA; ConocoPhillips’ ability to realize anticipated cost savings and capital expenditure reductions; the inadequacy of storage capacity for ConocoPhillips’ products, and ensuing curtailments, whether voluntary or involuntary, required to mitigate this physical constraint; ConocoPhillips’ ability to successfully integrate Concho’s business; the risk that the expected benefits and cost reductions associated with the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and uncertainty as to the long-term value of ConocoPhillips’ common stock. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and preliminary joint proxy statement/prospectus that was filed with the SEC and the definitive joint proxy statement/prospectus if and when it becomes available in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips filed with the SEC a registration statement on Form S-4 on November 18, 2020, that includes a preliminary joint proxy statement of ConocoPhillips and Concho and that also constitutes a preliminary prospectus of ConocoPhillips. Each of ConocoPhillips and Concho also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.